FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

3 March 2021

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") took place on 1 March 2021:

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the Executive Directors named below, as part of variable pay for the performance year ended 31 December 2020. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2021 and ending on 31 December 2023.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2020. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2024. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the closing Share price on the London Stock Exchange on 26 February 2021 of £4.2620.

Director

Name	Shares awarded
Noel Quinn	1,118,554
Ewen Stevenson	637,197

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2020 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2020, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2020. Upon vesting, a one-year retention period applies.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 26 February 2021 of £4.2620.

(i)       Immediately vested awards

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £4.22653 per share	Net shares vested
Noel Quinn	187,470	88,111	99,359
Ewen Stevenson	105,584	49,625	55,959

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £4.22653 per share	Net shares vested
Colin Bell	60,810	28,581	32,229
Georges Elhedery	158,851	74,660	84,191
Greg Guyett	158,851	74,660	84,191
John Hinshaw	128,562	60,425	68,137
Pam Kaur	110,196	51,793	58,403
Nuno Matos	58,771	26,202	32,569
Stephen Moss	55,098	25,897	29,201
Barry O'Byrne	72,048	33,863	38,185
Michael Roberts	134,747	69,490	65,257
Ian Stuart	53,155	24,983	28,172
Peter Wong	125,323	18,799	106,524

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2024. Upon vesting, a one-year retention period applies.

Other PDMRs

Name	Shares awarded
Colin Bell	116,958
Georges Elhedery	305,523
Greg Guyett	305,523
John Hinshaw	247,266
Pam Kaur	211,943
Nuno Matos	113,036
Stephen Moss1	95,843
Barry O'Byrne	138,572
Michael Roberts1	234,395
Ian Stuart	102,235
Peter Wong1	218,000

1Awards vest in five equal annual tranches commencing in March 2022.

   3.    UK Share Incentive Plan

Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £4.26425 per Share.

Other PDMRs

Name	Shares acquired
Nuno Matos	35
Stephen Moss	29
Barry O'Byrne	35

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	1,306,024	£5,566,274.29
		Aggregated	£4.262	1,306,024	£5,566,274.29

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	88,111	£372,403.78
		Aggregated	£4.227	88,111	£372,403.78

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	742,781	£3,165,732.62
		Aggregated	£4.262	742,781	£3,165,732.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	49,625	£209,741.55
		Aggregated	£4.227	49,625	£209,741.55

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	177,768	£ 757,647.22
		Aggregated	£4.262	177,768	£ 757,647.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	28,581	£120,798.45
		Aggregated	£4.227	28,581	£120,798.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	464,374	£1,979,161.99
		Aggregated	£4.262	464,374	£1,979,161.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	74,660	£315,552.73
		Aggregated	£4.227	74,660	£315,552.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	464,374	£1,979,161.99
		Aggregated	£4.262	464,374	£1,979,161.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	74,660	£315,552.73
		Aggregated	£4.227	74,660	£315,552.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	375,828	£1,601,778.94
		Aggregated	£4.262	375,828	£1,601,778.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	60,425	£255,388.08
		Aggregated	£4.227	60,425	£255,388.08

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	322,139	£ 1,372,956.42
		Aggregated	£4.262	322,139	£ 1,372,956.42

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	51,793	£218,904.67
		Aggregated	£4.227	51,793	£218,904.67

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	171,807	£732,241.43
		Aggregated	£4.262	171,807	£732,241.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the UK Share Incentive Plan			Price	Volume	Total
			£4.26	35	£149.25
		Aggregated	£4.264	35	£149.25

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	26,202	£110,743.54
		Aggregated	£4.227	26,202	£110,743.54

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive for Europe; the Middle East, North Africa and Turkey; Latin America; and Canada

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	150,941	£643,310.54
		Aggregated	£4.262	150,941	£643,310.54

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the UK Share Incentive Plan			Price	Volume	Total
			£4.26	29	£123.66
		Aggregated	£4.264	29	£123.66

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	25,897	£109,454.45
		Aggregated	£4.227	25,897	£109,454.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	210,620	£897,662.44
		Aggregated	£4.262	210,620	£897,662.44

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the UK Share Incentive Plan			Price	Volume	Total
			£4.26	35	£149.25
		Aggregated	£4.264	35	£149.25

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	33,863	£143,122.99
		Aggregated	£4.227	33,863	£143,122.99

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			President and Chief Executive Officer, HSBC USA

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	369,142	£1,573,283.20
		Aggregated	£4.262	369,142	£1,573,283.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	69,490	£293,701.57
		Aggregated	£4.227	69,490	£293,701.57

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	155,390	£662,272.18
		Aggregated	£4.262	155,390	£662,272.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	24,983	£105,591.40
		Aggregated	£4.227	24,983	£105,591.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.26	343,323	£1,463,242.63
		Aggregated	£4.262	343,323	£1,463,242.63

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.23	18,799	£79,454.54
		Aggregated	£4.227	18,799	£79,454.54

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 March 2021